09056255

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

RECD S.E.C.
FEB 26 2009
503

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40973

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Schroder Fund Advisors Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

875 Third Avenue
(No. and Street)

New York, New York 10022
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark A. Hemenetz 212.632.2970
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

Two Commerce Square - Suite 1700, 2001 Market Street, Philadelphia, PA 19103-7042
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Schroder Fund Advisors Inc.

Statement of Financial Condition
December 31, 2008

Schroder Fund Advisors Inc.
Index
December 31, 2008

Report of Independent Auditors 1

Financial Statement

Statement of Financial Condition 2

Notes to Financial Statement 3-4

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Two Commerce Square, Suite 1700
2001 Market Street
Philadelphia PA 19103-7042
Telephone (267) 330 3000
Facsimile (267) 330 3300

Report of Independent Auditors

To the Board of Directors and Stockholder of
Schroder Fund Advisors Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Schroder Fund Advisors Inc. (the "Company") at December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 20, 2009

Schroder Fund Advisors Inc.
Statement of Financial Condition
December 31, 2008

Assets	
Cash	$1,242,347
Receivable from parent	333,893
Receivable from affiliated companies	54,504
Prepaid regulatory fees	27,233
Total assets	$1,657,977
Liabilities and stockholder's equity	
Liabilities	
Due to parent	$386,486
Due to affiliated companies	38,118
Accrued expenses	22,286
Total liabilities	$446,890
Stockholder's equity	
Common stock, no par value; 200 shares authorized, 100 shares issued and outstanding	10,000
Additional paid-in capital	1,159,943
Accumulated surplus	41,144
Total stockholder's equity	1,211,087
Total liabilities and stockholder's equity	$1,657,977

The accompanying note is an integral part of this financial statement.

1. Organization and nature of operations

Schroder Fund Advisors Inc. (the "Company"), is a wholly owned subsidiary of Schroder Investment Management North America Inc. (the "Parent"). The Parent is a wholly owned subsidiary of Schroder US Holdings Inc., which is wholly owned by Schroders plc. The Company was incorporated on February 17, 1989 and is a registered broker-dealer with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company principally provides underwriting, administrative and shareholder support services necessary for the operations of affiliated investment funds.

2. Significant accounting policies

Cash is on deposit at Citibank. The Company maintains its cash at a financial institution which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts with this financial institution and believes it is not subject to any significant audit risk on cash.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from these estimates.

FASB Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" requires the disclosure of representations and warranties which the Company enters into which may provide general indemnifications to others. The Company in its normal course of business may enter into legal contracts that contain a variety of these representations and warranties that provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve futures claims that may be against the Company that have not yet occurred. However, based on its experience, the Company expects the risk of loss to be remote.

3. Related party transactions

The Company earns certain 12b-1 fees from affiliated mutual funds. Salaries and general and administrative costs of the Company are borne by the Parent and allocated to the Company.

4. Income taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes ("SFAS 109").

The Company has a written tax sharing agreement with its Parent and Schroder US Holdings Inc. Pursuant to this agreement, the Company receives current income tax benefits or pays current income tax expense without regard to taxable temporary differences which may arise from the Company's activities.

The Company's taxable income is included in the consolidated U.S. federal income tax return of Schroder US Holdings Inc. and in combined state and local tax returns with certain affiliates of

Schroder US Holdings Inc. Federal, state and local income taxes are provided for on a separate-company basis.

For the year ended December 31, 2008, the Company's effective tax rate was 42%. The difference between the Federal statutory rate and the Company's effective tax rate is primarily attributable to state and local income taxes.

In June 2006, the FASB issued FIN No. 48, "Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109." FIN No. 48 requires that the Company determine whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Once it is determined that a position meets this recognition threshold, the position is measured to determine the amount of benefit to be recognized in the statement of financial condition. The Company will adopt the provisions of FIN No. 48 in the first quarter of 2009. Adoption of FIN No. 48 will not have a material effect on the Company's financial condition.

5. Regulatory capital requirements

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which specifies uniform minimum net capital requirements for all registered brokers and dealers. The Company's aggregate indebtedness, as defined, shall not exceed 15 times net capital, as defined. As of December 31, 2008, the Company had net capital, as defined, of $1,167,468 which was $1,162,468 excess of its net capital requirement of $5,000, and its ratio of aggregate indebtedness to net capital was 6.41 to 1.

The Company has claimed exemption from the provision of the Securities and Exchange Commission's Rule 15c3-3 pursuant to the (k)(2)(i) exemptive provision as the Company does not hold funds or securities for, or owe money or securities to, customers.